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                 September 8, 2020

       Jeffrey Stieber
       Vice President and Interim Chief Financial Officer
       Hycroft Mining Holding Corporation
       8181 E. Tufts Ave., Suite 510
       Denver, Colorado 80237

                                                        Re: Hycroft Mining
Holding Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed September 1,
2020
                                                            File No. 333-248516

       Dear Mr. Stieber:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              David S. Stone, Esq.